UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

Report of Foreign Private Issuer
Pursuant to Rule
13a-16
or
15d-16
under the Securities Exchange Act of 1934
For the month of August 2021
Commission File Number:
001-13928

Royal Bank of Canada
(Translation of registrant’s name into English)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Senior Vice-President, Associate General Counsel & Secretary	1 Place Ville Marie Montreal, Quebec Canada H3B 3A9 Attention: Senior Vice-President, Associate General Counsel & Secretary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.
Form
20-F  ☐            Form
40-F  ☒
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐
This report on Form
6-K,
management’s discussion and analysis and unaudited interim condensed consolidated financial statements included in exhibit 99.2, and exhibit 99.3 hereto are incorporated by reference as exhibits into the Registration Statement on Form
F-3
(File
No. 333-227001)
and the Registration Statements on Form
S-8
(File Nos.
333-12036,
333-12050,
333-13052,
333-13112,
333-117922,
333-207754,
333-207750,
333-207748
and
333-252536).

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

Date: August 25, 2021	By:	/s/ Rod Bolger
	Name:	Rod Bolger
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Third Quarter 2021 Earnings Release

99.2	Third Quarter 2021 Report to Shareholders (which includes management’s discussion and analysis and unaudited interim condensed consolidated financial statements)

99.3	Industry Guide 3 – Return on Equity and Assets Ratios

Rule 13a-14(a)/15d-14(a) Certifications

31.1	- Certification of the Registrant’s Chief Executive Officer
31.2	- Certification of the Registrant’s Chief Financial Officer

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)